NEWS RELEASE

SHAW DECLARES MONTHLY DIVIDENDS

Calgary, Alberta (October 24, 2013) – Shaw Communications Inc. (“Shaw”) announced today that its Board of Directors has declared monthly dividends of $0.085 on its Class B Non-Voting Participating Shares and $0.084792 on its Class A Participating Shares, payable on each of December 30, 2013, January 30 and February 27, 2014 to holders of record at the close of business on December 13, 2013 and January 15 and February 14, 2014, respectively.

The foregoing dividends are designated as “eligible” dividends for the purposes of the Income Tax Act (Canada) and any similar provincial legislation.

Shaw’s Board of Directors reviews the applicable dividend rates on a quarterly basis. Shareholders will not be entitled to receive a particular dividend unless they are holders of record on the applicable record date. There is no entitlement to any dividend prior to such date.

About Shaw Communications Inc.
Shaw Communications Inc. is a diversified communications and media company, providing consumers with broadband cable television, High-Speed Internet, Home Phone, telecommunications services (through Shaw Business), satellite direct-to-home services (through Shaw Direct) and engaging programming content (through Shaw Media). Shaw serves 3.3 million customers, through a reliable and extensive fibre network. Shaw Media operates one of the largest conventional television networks in Canada, Global Television, and 19 specialty networks including HGTV Canada, Food Network Canada, HISTORY® and Showcase. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR). For more information about Shaw, please visit www.shaw.ca.

For further information, please contact:
Shaw Investor Relations investor.relations@sjrb.ca